FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-10137

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with the filing of voluntary Chapter 11 petitions for relief in the United States Bankruptcy Court for the Southern District of New York (the “Court”), the Chief Financial Officer of Excel Maritime Carriers Ltd. (the “Company”) has submitted a declaration to the Court in support of the debtors’ Chapter 11 petitions and first day pleadings.  The declaration is attached hereto as Exhibit 1.

Exhibit

Exhibit 1	Declaration Of Pavlos Kanellopoulos Pursuant To Local Bankruptcy Rule 1007-2 And In Support Of The Debtors' Chapter 11 Petitions And First Day Pleadings

Exhibit 1

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

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In re: EXCEL MARITIME CARRIERS, LTD., et al., Debtors.	: : : : : : :	Chapter 11 Case No. 13-23060 (RD) (Motion for Joint Administration Pending)
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DECLARATION OF PAVLOS KANELLOPOULOS PURSUANT TO LOCAL
BANKRUPTCY RULE 1007-2 AND IN SUPPORT OF THE DEBTORS'
CHAPTER 11 PETITIONS AND FIRST DAY PLEADINGS

I, Pavlos Kanellopoulos, being duly sworn, hereby depose and state as follows:

1.           I am Chief Financial Officer of Excel Maritime Carriers Ltd. ("Excel"), a corporation organized under the laws of Liberia and the ultimate parent company of the other debtors and debtors in possession in these chapter 11 cases (collectively, the "Debtors").1  I submit this declaration (the "Declaration") pursuant to Rule 1007-2 of the Local Bankruptcy

1
The Debtors and the last four digits of their taxpayer identification numbers are as follows: Excel Maritime Carriers LLC (9430), Excel Maritime Carriers Ltd. (2212), Amanda Enterprises Limited (8034), Barland Holdings Inc. (8057), Candy Enterprises Inc. (8053), Castalia Services Ltd. (8055), Centel Shipping Company Limited (0861), Coal Gypsy Shipco LLC (2212), Coal Hunter Shipco LLC (2212), Coal Pride Shipco LLC (2212), Fianna Navigation S.A. (8041), Fountain Services Limited (8054), Grain Express Shipco LLC (2212), Grain Harvester Shipco LLC (2212), Harvey Development Corp. (8048), Ingram Limited (8039), Iron Anne Shipco LLC (2212), Iron Beauty Shipco LLC (2212), Iron Bill Shipco LLC (2212), Iron Bradyn Shipco LLC (2212), Iron Brooke Shipco LLC (2212), Iron Fuzeyya Shipco LLC (2212), Iron Kalypso Shipco LLC (2212), Iron Knight Shipco LLC (2212), Iron Lindrew Shipco LLC (2212), Iron Manolis Shipco LLC (2212), Iron Miner Shipco LLC (2212), Iron Vassilis Shipco LLC (2212), Kirmar Shipco LLC (2212), Liegh Jane Navigation S.A. (8043), Lowlands Beilun Shipco LLC (2212), Marias Trading Inc. (8036), Minta Holdings S.A. (6499), Odell International Ltd. (2027), Ore Hansa Shipco LLC (2212), Pascha Shipco LLC (2212), Point Holdings Ltd. (NA), Sandra Shipco LLC (2212), Santa Barbara Shipco LLC (2212), Snapper Marine Ltd. (8051), Tanaka Services Ltd. (8037), Teagan Shipholding S.A. (8045), Thurman International Ltd. (NA), Whitelaw Enterprises Co. (8050), and Yasmine International Inc. (8046).  The address for Excel Maritime Carriers LLC is 777 Westchester Avenue Suite 101 White Plains, New York USA 10604 and the address for all other Debtors is c/o Excel Maritime Carriers Ltd., 17th KM National Road Athens, Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece.

Rules for the Southern District of New York (the "Local Bankruptcy Rules") and in support of the Debtors' (a) voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") and (b) various motions and applications, filed concurrently herewith, including various "first day" motions (collectively, the "First Day Pleadings").  I am over the age of 18, competent to testify, and authorized to submit this Declaration in support of the Debtors' chapter 11 petitions and the First Day Pleadings described herein.
2.           I have held the position of Chief Financial Officer of Excel since April 2010.  As a result, I am familiar with the Debtors' day-to-day operations, financial condition, business affairs, and books and records.  Except as otherwise indicated, all facts set forth in this Declaration are based upon my personal knowledge, my discussions with other members of the Debtors' management and employees or the Debtors' advisors, my review of relevant documents, or my opinion based upon my experience and knowledge of the Debtors' operations and financial condition.  If I were called to testify, I would testify competently to the facts set forth in this Declaration.
3.           This Declaration is divided into four parts.  Part I of this Declaration provides an overview of the Debtors' business and operations, including their corporate and capital structure.  Part II describes the circumstances leading to the commencement of these chapter 11 cases and the Debtors' restructuring plans.  Part III sets forth the relevant facts in support of each of the Debtors' First Day Pleadings.  Part IV provides the specific information required by Local Bankruptcy Rule 1007-2.

PART I:  THE DEBTORS' BUSINESS AND OPERATIONS

A.           The Chapter 11 Filings
4.           On the date hereof (the "Petition Date"), each of the Debtors filed voluntary petitions in this Court for relief under chapter 11 of the Bankruptcy Code.  The

Debtors continue to manage and operate their businesses as debtors in possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.  The Debtors have requested joint administration of these chapter 11 cases by motion filed concurrently herewith.  No trustees or examiners have been appointed in these cases.
5.           The Debtors and holders of claims under their senior secured syndicate credit facility have entered into a comprehensive restructuring support agreement for a pre-negotiated plan of reorganization (the "Plan").  As described further below, the Plan will provide for a balance sheet restructuring of certain of the Debtors' liabilities, including claims arising under the Debtors' senior secured syndicate facility and unsecured convertible notes.  Trade claims and certain litigation claims against the Debtors are unaffected by the Plan.  The Debtors have filed the Plan concurrently herewith and anticipate finalizing and filing the related disclosure statement (the "Disclosure Statement") on or before July 15, 2013.

B.           Overview of the Debtors' Businesses and Operations

6.           Excel, along with its Debtor and non-Debtor affiliates (collectively, the "Company"), is a leading provider of worldwide sea borne transportation services for drybulk cargo, including, among others, iron ore, coal and grain ("major bulks") and steel products, fertilizers, cement, bauxite, sugar and scrap metal ("minor bulks").
7.           The Company currently owns a fleet of 38 vessels.  Thirty-seven of these vessels are wholly-owned by direct subsidiaries of Excel (each such subsidiary, a "Vessel Owner").  One vessel is owned by non-Debtor Christine Shipco LLC ("Christine Shipco") a joint venture in which Excel beneficially owns a 71.4% interest.  The Company's fleet consists of 6 Capesize, 14 Kamsarmax, 14 Panamax, 2 Supramax and 2 Handymax vessels (together, the "Vessels") with a total carrying capacity of approximately 3.4 million deadweight tons (dwt), making the Company one of the world's largest independent drybulk operators.

8.           The terms "Handymax", Supramax" et cetera refer to size categories of bulk carriers, some of which reference regional ports.  For example, the term "Kamsarmax" refers to the maximum length of vessel that can load in the port of Kamsar, Guinea, and the term "Panamax" refers to the vessel size that can fit in the Panama Canal's lock chambers.  The diversity of the Company's fleet allows it to provide transportation services across all of the major drybulk trades, and to take advantage of different demands within the drybulk sector and service a wider range of potential customers.  Accordingly, the Company's fleet spans the globe, plying trade routes within Europe, from the eastern coast of South America to the Far East, the Persian Gulf and Europe and from Australia and South East Asia to India and China, while serving a diverse and international customer base.
9.           Maryville Maritime Inc. ("Maryville"), a wholly-owned non-Debtor subsidiary of Excel, provides in-house technical management for all of the Vessels pursuant to discrete management agreements entered into between each of the Vessel Owners and Maryville. Maryville provides technical supervision such as repairs, maintenance and inspections, safety and quality control, provisions and crew training.  Maryville's in-house technical management of the Vessels provides the Company with a competitive advantage in controlling both the cost and quality of the Vessels' operations. Maryville also provides commercial management for negotiating charters, managing relationships, and providing seafaring crew to all the Vessels through a third party manning agent. Maryville also provides various administrative services to Excel.
10.           The Company generates revenues by deploying its fleet on a mix of "Period Time Charters" and "Spot Charters."  Period Time Charters are charters with an average term of at least four months.  Spot Charters comprise both voyage charters (charters for one specific voyage) and short-term charters, which are charters with a term of less than four months on average.  The Company deploys its vessels according to its assessment of market conditions, adjusting the mix of both types of charters to take advantage of the relatively stable cash flow and high utilization rates associated with Period Time Charters and to profit from attractive Spot Charter rates during periods of strong charter market conditions.
11.           As of May 31, 2013, 23 of the Vessels in the Company's fleet were employed under Period Time Charters and 15 were operating in the Spot Charter market.  In 2010, 2011 and 2012, the Company maintained vessel utilization rates (defined as number of available days divided by fleet calendar dates) of approximately 96.2%, 98% and 95.6%, respectively.  As of June 28, 2013, the Company had entered into charters that secured 63% coverage of the available days of the fleet for 2013.  The Company expects this number will continue to rise as it secures additional 2013 charters.

C.           Corporate Organization and Capital Structure

12.           Excel is a holding company and the ultimate parent of each of the Debtors in these chapter 11 cases, in addition to various non-Debtor entities.  A corporate organization chart is attached as Exhibit A hereto.  Excel maintains registered addresses in Monrovia, Liberia and Hamilton, Bermuda, and maintains its executive offices in Nea Kifisia, Greece.  Excel is the sole member of Debtor Excel Maritime LLC, a New York limited liability company with an office in White Plains, New York.
13.           Excel's Class A common stock has traded on the New York Stock Exchange (the "NYSE") under the symbol "EXM" since September 15, 2005, prior to which it traded on the American Stock Exchange under the same symbol.  On June 11, 2013 the NYSE halted trading of Excel's common stock and commenced de-listing procedures.  As of May 15, 2013, 103,153,299 shares of Excel's Class A common stock and 295,746 shares of its Class B common stock were issued and outstanding.  Mr. Gabriel Panayotides, the Chairman of Excel's board of directors, and entities associated with him hold stock representing approximately 47% of the voting power of the capital stock in Excel.  Additionally, Ms. Ismini Panayotides, the Board Secretary and the daughter of Mr. Panayotides, and entities associated with her hold stock representing approximately 8.8% of the voting power of the capital stock in Excel.  As described further below, Mr. Panayotides and entities associated with him and his family support the restructuring contemplated by the Debtors.

(a)	Secured Obligations

14.           As of the Petition Date, Excel and certain of its subsidiaries were party to the following secured credit agreements:

Debt Instrument	Borrowers	Guarantors	Number of Vessels Collateralizing Debt	Amount Outstanding2
Syndicate Credit Facility	Excel	Collateral Vessels	35	$771.1 million

Odell/Minta Facility	Odell, Minta	Excel	2	$42.9 million

Christine Shipco Credit Facility	Christine Shipco	Excel	1	$29.5 million

15.           The Debtors' most significant secured obligations arise under that certain senior secured credit facility, dated April 14, 2008 (as amended, modified and supplemented), between Excel, as borrower, and Nordea Bank Finland PLC, London Branch as administrative agent and issuing bank (the "Syndicate Credit Facility"). Approximately $771 million is

2	The amounts listed as owing under the Debtors' various debt instruments, both in this chart and throughout this Declaration, are approximate and remain subject to reconciliation.

currently outstanding under the Syndicate Credit Facility.  The Syndicate Credit Facility is secured by, among other things, guarantees by each Vessel Owner other than Debtors Odell International Ltd ("Odell") and Minta Holdings S.A. ("Minta") and non-Debtor Christine Shipco.  The Syndicate Credit Facility is also secured by first priority mortgages and first priority assignments of insurance for each of the Vessels owned by the guarantors (the "Collateral Vessels"). Finally, the Syndicate Credit Facility is further secured by (i) assignments of earnings, (ii) assignments of charter for the Collateral Vessels in excess of 11 months, (iii) manager's undertakings and an assignment of management agreement for each Collateral Vessel, (iv) account pledge agreements for each Collateral Vessel, and (v) a pledge over, among others, the shares, or membership interests, as applicable, of entities owning the Collateral Vessels.
16.           Minta and Odell are borrowers pursuant to that certain secured loan facility agreement for a loan of up to $75.6 million dated November 27, 2007 (as amended, modified and supplemented), pursuant to which Credit Suisse is the lender (the "Odell/Minta Facility"). Approximately $42.9 million is currently outstanding under the Odell/Minta Facility. The Credit Suisse Facility is guaranteed by Excel and secured by, among other things, (i) a first priority mortgage over, and an assignment of insurance and earnings with respect to, each of the vessels M/V Mairouli and M/V July M, (ii) a manager's undertakings for each of the two Vessels, and (iii) account pledge agreements for each of the two Vessels.
17.           Non-debtor Christine Shipco is a borrower pursuant to that certain secured loan agreement for a loan of up to $42 million dated April 26, 2010 (as amended, modified and supplement), whereby DVB Bank SE ("DVB") is the lender (the "Christine Shipco Facility"). Approximately $29.5 million is currently outstanding under the DVB Facility.  The Christine Shipco Facility is guaranteed by Excel (up to an amount not to exceed 71.4% of any indebtedness under the Christine Shipco Facility) and secured by, among other things, (i) a first priority mortgage over, and an assignment of insurance and earnings with respect to, the M/V Christine, (ii) a manager's undertakings for the M/V Christine, (iii) an account pledge agreement for the M/V Christine, and (iv) a pledge of each of the membership interests in Christine.

(b)	Unsecured Financial Instruments

18.           Excel is the issuer of $150.0 million principal amount of 1.875% unsecured convertible senior notes (the "Convertible Notes") due October 15, 2027 pursuant to that certain indenture dated October 10, 2007 (the "Indenture") with Deutsche Bank Trust Company Americas as indenture trustee (the "Indenture Trustee").  The Convertible Notes are obligations of Debtor Excel only. Pursuant to the Indenture, the Convertible Notes are convertible into Class A common stock of Excel under certain circumstances.  The holders of the Convertible Notes may, at their option, require Excel to purchase the principal amount of the notes for cash before the Convertible Notes' maturity date on certain specified dates, the earliest of which is October 15, 2014.
19.           Excel is also party to two unsecured interest rate swaps with Eurobank EFG Private Bank Luxembourg S.A. ("Eurobank") and Marfin Popular Bank Public Co. Ltd., Greek Branch ("Marfin"), respectively (together, the "Unsecured Swaps").  As of May 31, 2013, the estimated mark-to-market liability of the Company was $2.1 million in connection with the Eurobank interest rate swap and $3.8 million in connection with the Marfin interest rate swap.

(c)	Other Significant Unsecured Obligations

20.           Excel and certain of its non-Debtor indirect subsidiaries, which subsidiaries no longer have any assets or operations, are party to a settlement agreement with certain third party vessel owners, pursuant to which Excel has an outstanding general unsecured obligation in the amount, as of the Petition Date, of $5 million (the "Bareboat Settlement

Agreement").  Certain of these non-Debtor indirect subsidiaries (the "Bareboat Charterers") previously operated seven vessels under bareboat charter agreements and chartered the vessels from seven third party vessel owners.  In December 2012, owing to declining market conditions (described in more detail below), the Bareboat Charterers made a business decision to re-deliver the vessels to their respective third party vessel owners.
21.           The third party owners asserted claims against the Bareboat Charterers in connection with the early termination of the bareboat charter agreements, and the Bareboat Charterers denied any such liability.  Ultimately, Excel and three of the Bareboat Charterers entered into the Bareboat Settlement Agreement with three of the third party vessel owners in full and final satisfaction of such claims.  Four such claims remain outstanding, but Excel is not obligated under these remaining claims.

PART III:  EVENTS LEADING TO THE CHAPTER 11 CASES

A.           The Downturn in the International Drybulk Shipping Industry

22.           The Debtors' profitability depends on the charter rates that they are able to charge.  Charter rates are inherently volatile, as imbalances between the supply and demand for vessel capacity and for drybulk commodities carried by sea internationally fluctuates.  The international drybulk shipping industry has suffered a severe downturn in recent years.  The drybulk shipping industry is affected by numerous factors, including but not limited to global and regional economic conditions, the state of international trade, changes in transportation patterns, commodity values, and even weather.  Since 2008, a combination of these factors have conspired to bring shipping rates to almost historic lows.  The Debtors' business has experienced immense pressure as a result of low charter rates, tight credit markets, weak international liquidity conditions, a depressed market for vessels and limited available financing for vessels.

23.           The downturn in the shipping industry has been compounded by an oversupply of "newbuildings" (delivery of new vessels), with approximately 98.5 and 98.7 million new dwt entering the market in 2011 and 2012, respectively, which have driven vessel values to near-record lows.  Reduced cash flows and liquidity, combined with the Debtors' over-leveraged capital structure, have left the Debtors struggling to service their debt.  As a result, the Debtors have not been able to comply with certain covenants in their loan agreements.  Industry forecasts remain bleak, with low charter rates expected to persist, and vessel values expected to remain under severe pressure.

B.           Development of the Restructuring

24.           In late 2011, the Debtors recognized that these difficult industry conditions and their own over-leveraged capital structure and liquidity issues meant that they would need to restructure to survive the shipping industry downturn.  The Debtors entered into negotiations with the lenders under the Syndicate Credit Facility (the "Syndicate Credit Facility Lenders") to amend certain of its terms and defer certain payments due thereunder.  Significantly, as of March 30, 2012, the Debtors negotiated a fifth amendment ("Amendment No. 5") to the Syndicate Credit Facility which required them to raise at least $30 million in equity (the "Additional Equity") through an offer and sale for newly issued capital stock of Excel (the "Offering") by December 31, 2012.
25.           In connection with Amendment No. 5 and the Offering, on March 29, 2012, the Debtors entered into a backstop agreement with Ivory Shipping Inc. ("Ivory Shipping"), an entity affiliated with the family of Mr. Panayotides, pursuant to which Ivory Shipping deposited $20 million (the "Escrow Funds") into an escrow account (the "Escrow Account") set up for that purpose and committed to purchase capital stock of Excel up to the total amount deposited in the Escrow Account, in the event that the Debtors failed to raise the

Additional Equity. The terms of the escrow agreement (the "Escrow Agreement") governing the Escrow Funds provide that the funds could be released to Excel at its discretion after December 31, 2012 including in order to make up any shortfall in Additional Equity.  The Debtors launched the Offering on May 7, 2012.  Unfortunately, by August 2012 the Debtors had only been able to raise approximately $4.1 million of Additional Equity given the severe continuing decline in the international dry bulk shipping market and the Debtors' over-leveraged capital structure.  In connection with the restructuring negotiations described immediately below, Excel entered into additional amendments to the Syndicate Credit Facility and amended the Escrow Agreement governing the release of the Escrow Funds.
26.           By late summer 2012 it was clear that the Debtors would need to pursue a comprehensive restructuring.  To that end, the Debtors retained Global Maritime Partners Inc. in July 2012 and Miller Buckfire & Co. LLC ("Miller Buckfire") in September 2012 as financial advisors, to assist them in developing, evaluating and implementing their restructuring strategies.  Shortly thereafter, a steering committee ("Steering Committee") of certain Syndicate Credit Facility Lenders was formed in connection with a potential restructuring of the Debtors' obligations under the Syndicate Credit Facility.  Early in the negotiating process, the Debtors recognized that the Syndicate Credit Facility Lenders' claims were vastly under water and that they would be entitled to receive almost all the value of the reorganized Debtors.  Specifically, the Debtors estimate, with the assistance of Miller Buckfire, their total enterprise value to be between $575 million and $625 million, with a mid-point value of $600 million.  The Debtors' obligations under the Syndicate Credit Facility are approximately $771 million.
27.           In this context, and after several months of negotiation, the Debtors negotiated the terms of a consensual restructuring of their obligations under the Syndicate Credit

Facility as well as the framework for a restructuring support agreement, which includes certain plan-related milestones,  with the Steering Committee.  Since reaching agreement on the terms of the restructuring, the parties have engaged in lengthy negotiations over the terms of the restructuring support agreement and related documentation, including the Plan, the Disclosure Statement, and restructured syndicate credit facility.3
28.           The restructuring support agreement was executed prior to the Petition Date and has the support of the majority of the Syndicate Credit Facility Lenders.  Pursuant to the restructuring support agreement, the parties have agreed that the Debtors' Disclosure Statement must be approved no later than August 29, 2013, and confirmation hearings on the Plan must conclude no later than October 30, 2013.  As stated above, the Debtors anticipate filing the Disclosure Statement no later than July 15, 2013.
29.           Under the terms of the Plan embodied in the restructuring support agreement, the Syndicate Credit Facility Lenders will elect to treat their claims as fully secured pursuant to section 1111(b)(2) of the Bankruptcy Code.  Accordingly, under the Plan, the Syndicate Credit Facility Lenders will receive a restructured obligation in the amount of approximately $771 million plus 100% of the stock of reorganized Excel.  However, because the terms of the restructured facility are below market, and the stock in reorganized Excel has option value only, the Debtors estimate that the value of the consideration being offered to the Syndicate Credit Facility Lenders under the Plan affords them an estimated recovery of only

3
It is anticipated that the amended credit facility, once effective, will (i) have relaxed financial covenants as compared to the current facility including with respect to net debt to EBITDA ratio, EBITDA to gross interest expense ratio, minimum liquidity and loan to vessel FMV ratio (all of which, other than the minimum liquidity covenant, are anticipated to be tested commencing June 30, 2015 and on a quarterly basis thereafter under the amended credit facility; the minimum liquidity covenant is anticipated to take immediate effect upon the effectiveness of the amended credit agreement and to be tested on a continual basis), (ii) eliminate the financial covenant under the current facility relating to debt to asset ratio, and (iii) contain restrictions on new shipbuilding or acquisitions.

77% on their secured section 1111(b)(2) claim.  The restructuring support agreement also contemplates that the Syndicate Credit Facility Lenders will enter into a transaction with Ivory Shipping, an entity affiliated with the family of Mr. Panayotides, immediately upon the Plan's effective date, as described in more detail below.
30.           The Syndicate Credit Lenders' claims leave little recovery for holders of unsecured claims, including claims under the Convertible Notes, the Unsecured Swaps, the Bareboat Settlement Agreement and certain litigation claims.  The only value available for such parties is the unencumbered portion of Excel's 71.4% indirect interest in Christine Shipco.  However, transferring any of Excel's joint venture interest in Christine Shipco to unaffiliated third parties would be subject to risks that could significantly impact the value of Excel's stake in the joint venture, as the Christine Shipco Facility contains a provision that would allow the lender thereunder to foreclose upon its collateral upon a change of control and the Limited Liability Company Agreement of Christine Shipco LLC, dated as of March 30, 2007 contains a right of first offer provision in favor of the owner of the minority 28.6% interest in Christine Shipco.
31.           In order to mitigate this risk while ensuring that holders of General Unsecured Claims against Excel receive the value to which they are entitled, such holders will receive their pro rata share of an unsecured cash flow note (the "New Cash Flow Note") issued by Excel or a new wholly-owned subsidiary of Excel to which Excel shall contribute its interests in Christine Shipco.  The New Cash Flow Note shall have a face value of $5 million and shall entitle the holders to receive principal and interest payments from future cash dividends distributed to Excel, or the new wholly-owned subsidiary, as applicable, by Christine Shipco and from cash proceeds accruing to Excel, or the new wholly-owned subsidiary, as applicable, upon the sale of all or part of its interests in Christine Shipco or Christine Shipco's assets.  Shortly before the Petition Date, the Debtors, their counsel and financial advisors engaged with the ad hoc committee of holders of Convertible Notes (the "Ad Hoc Committee of Noteholders") regarding such holders' treatment in the restructuring, including providing detailed financial and other relevant information about the Debtors and Christine Shipco, and entered into discussions with the Ad Hoc Committee of Noteholders . The Debtors and the Ad Hoc Committee of Noteholders had preliminary discussions regarding alternative treatment for unsecured creditors.  No term sheets or other documents have been exchanged on the matter and no agreements have been reached with the Ad Hoc Committee of Noteholders.
32.           Certain claims of foreign creditors beyond the practical jurisdiction of this Court will be left unimpaired under the Plan.  This includes trade claims, virtually all of which are held by foreign vendors and service providers.  As described further below, it is crucial that the Plan leave trade claims unimpaired, as any disruption in the provision of trade or services could devastate the Debtors' business and frustrate the Debtors' reorganization.  Similarly, the Debtors are engaged in a limited number of litigations, almost all of which involve foreign law, in multiple foreign jurisdictions with foreign litigants. It would be difficult, if not impossible, and inefficient to bring such claims into the bankruptcy court for resolution. Further, many of these actions, if successful, will be covered by the Debtors' existing insurance coverage.
33.           Finally, existing equity in Excel is not entitled to receive any value and will be canceled under the Plan.

C.           Lenders Post-Effective Date Transaction with Ivory Shipping

34.           While the Syndicate Credit Facility Lenders are entitled, by virtue of their secured claims, to substantially all the value in the reorganized Debtors and, accordingly, to manage and operate the Debtors as they see fit, the Syndicate Credit Facility Lenders wish to maintain continuity in the Debtors' leadership and related operations.  Mr. Panayotides has been involved in the shipping industry since 1978, and the Syndicate Credit Facility Lenders believe his continued involvement with reorganized Excel will ultimately benefit the Debtors and all of their stakeholders.  Therefore, the Steering Committee and Ivory Shipping have entered into an agreement outside the Plan under which Ivory Shipping will (i) acquire from the Syndicate Credit Facility Lenders 60% of the equity in reorganized Excel which the Syndicate Credit Facility Lenders are receiving under the Plan and (ii) have the right to appoint a majority of the Board of Directors of reorganized Excel for an initial period until March 2015.
35.           In order to effectuate this transaction and to provide for the future governance of reorganized Excel, the Syndicate Credit Facility Lenders and Ivory Shipping will create a Marshall Islands limited liability company ("Holdco") for the purpose of holding 100% of the new common stock in reorganized Excel issued under the Plan. The Syndicate Credit Facility Lenders will own 40% of Holdco, and Ivory Shipping will own 60% of Holdco. Ivory Shipping will acquire its 60% in exchange for (i) a $10 million unsecured note issued to Holdco, payable in cash upon the Plan Effective Date and (ii) Ivory Shipping's agreement to consent to, and waive any rights in connection with, the release to reorganized Excel of $20 million in cash currently held in escrow in connection with the failed Offering described above.
36.           Under the parties' agreement, Ivory Shipping will be entitled to contribute another $20 million to Holdco under certain circumstances on or before March 31, 2015.  If this contribution is made, Holdco will immediately invest the contribution in reorganized Excel, and Ivory Shipping's ownership in Holdco will increase to 75% and the Syndicate Credit Facility Lenders' ownership will be reduced to an aggregate of 25%. Under certain circumstances, including if Ivory Shipping elects not to make the contribution by March 31, 2015, then Ivory

Shipping's ownership percentage in Holdco will automatically be reduced to 25%, and the Syndicate Credit Facility Lenders' aggregate ownership percentage will increase to 75%. In this scenario, the Syndicate Credit Facility Lenders will be entitled to appoint five of the seven members of reorganized Excel's Board of Directors and Ivory Shipping will be limited to two appointees.

D.           Resolution of the Odell/Minta Facility

37.           The Debtors have also reached an agreement with Credit Suisse, in its capacity as lender under the Odell/Minta Facility.  Concurrently herewith, the Debtors have filed a motion to sell the assets of Odell and Minta pursuant to a sale under section 363 of the Bankruptcy Code.  Credit Suisse (or its nominee(s)) have agreed to credit bid, pursuant to section 363(k) of the Bankruptcy Code, up to the maximum amount of its secured claim against the collateral securing the Odell/Minta Facility as consideration for the purchase of those assets.
38.           In order to ensure that Excel receives the highest and best price possible in the 363 sale, prior to the Petition Date, Excel engaged a third party broker to market the two Vessels owned by Odell and Minta.  Specifically, the Debtors requested that the broker value the two vessels and subsequently test the market to see if there were any interested purchasers willing to buy the vessels at a higher price than Credit Suisse's approximately $43 million credit bid.  As of the petition date the broker found no takers at this price.  The only bids received were approximately $36 million – far below the $43 million minimum asking price.  The broker will nonetheless continue to receive potential bids on the vessels and will inform the Debtors of any superior offers up to and until the bid deadline.
39.           In the event that no higher or better offers are received by Excel for Odell's and Minta's assets, Excel, following Bankruptcy Court approval and on Credit Suisse's instructions and consent, will complete the sale of the assets by effecting a change in control of the shares of Odell and Minta to companies affiliated with Ms. Ismini Panayotides.  Credit Suisse and such companies will enter into a restructured Facility.
40.           To fund Odell and Minta pending the sale, Credit Suisse has agreed to provide up to $500,000 in debtor-in-possession financing.  It will do so pursuant to the terms of the existing loan under the Odell/Minta Facility, and the debtor-in-possession financing is designed to cover the restructuring and operating costs of Odell and Minta, to the extent that such restructuring costs and operating expenses are in excess of Odell's and Minta's operating revenue for the period from the Petition Date to the closing date of the 363 sale.  Credit Suisse has agreed that its claims in respect of the Odell/Minta Facility will be discharged pursuant to this process, including its guarantee claim against Excel, and that upon closing of this transaction, Credit Suisse will receive no distribution under the Plan on account of such claims.

PART IV:  FIRST DAY PLEADINGS AND ORDERS

41.           Concurrently with or shortly after the filing of these chapter 11 cases, the Debtors have filed or will file the following pleadings and, at the "first day" hearing, will seek orders approving the First Day Pleadings and associated proposed orders (collectively, the "First Day Orders"), each as listed on the attached Exhibit B, and respectfully request that the Court consider entering the proposed orders granting such First Day Pleadings.  I have reviewed each of the First Day Pleadings and First Day Orders (including the exhibits thereto) and the facts set forth therein are true and correct to the best of my knowledge, information and belief.  Moreover, I believe that the relief sought in each of the First Day Pleadings and First Day Orders is vital (a) to the Debtors' ability to transition to, and operate in, chapter 11 with minimum interruption or disruption to their businesses or loss of productivity or value and (b) to effect the reorganization contemplated under the Plan.

A.           Administrative Pleadings.
42.           The Debtors have filed several "administrative" motions pursuant to which they seek (a) joint administration of the Debtor's bankruptcy cases, (b) authorization to retain Donlin Recano as claims, noticing and voting agent, (c) authorization to file a single, consolidated list of the Debtors' 30 largest creditors, (d) extension of the obligation to file schedules and statements and related relief.
43.           Joint Administration. The Debtors are requesting that their chapter 11 cases be jointly administered.  The Debtors consist of 45 entities, all of which are direct or indirect subsidiaries of the Debtor Excel.  I believe that the joint administration of these cases will avoid the unnecessary time and expense of duplicative motions, applications, orders and other pleadings that otherwise would need to be filed in each separate case absent joint administration, thereby saving considerable time and expense for the Debtors and resulting in substantial savings for their estates.  I also believe that duplication of substantially identical documents would be wasteful and would overburden the Clerk of the Court with duplicative filings.  Further, joint administration will protect parties-in-interest by ensuring that parties in each of the Debtors' respective chapter 11 cases will be apprised of the various matters before the Court in these cases.
44.           Application to Retain Donlin, Recano as Claims, Noticing and Solicitation Agent.  The Debtors also seek authority to retain Donlin, Recano as Claims and Noticing Agent and, by separate application, to retain Donlin, Recano as solicitation agent.   I understand that such appointment is required by the rules of this Court.  Moreover, such relief is prudent in light of the numerous creditors, potential creditors, and parties-in-interest to whom certain notices will be sent and from whom proofs of claims will be received.  Accordingly, I believe that the most effective and efficient manner by which to give notice and provide solicitation services in these cases is to engage Donlin, Recano, an independent third party with significant experience in this role, to act as an agent of the Court.
45.           Authorization to File a Consolidated List of Creditors.  The Debtors are requesting authorization to file a single consolidated list of their top 30 creditors (the "Consolidated Top 30 List").  Rule 1007(d) of the Federal Rules of Bankruptcy Procedure (the "Bankruptcy Rules") requires a debtor to file a list containing information on its twenty largest unsecured creditors, excluding insiders (a "Top 20 List"). Fed. R. Bankr. P. 1007(d).  The Top 20 List is intended to facilitate the appointment of a creditors' committee by the United States Trustee (the "U.S. Trustee").  If a creditors' committee is appointed, the Consolidated Top 30 List will be sufficient to aid in the U.S. Trustee's appointment of a creditors' committee.  In this context, requiring each Debtor to file a Top 30 List would be impose an unnecessary administrative burden on the Debtors, without conferring any benefit upon the Debtor's estate or the U.S. Trustee.
46.           Schedules and Statements Motion.  The Debtors are requesting that the Court extend the time by which the Debtors must file their schedules of assets and liabilities and statements of financial affairs to thirty (30) days after the current deadline  The requested extension would give the Debtors until forty-four (44) days after the Petition Date to file their Schedules and Statements.  No creditor or other party in interest will be prejudiced by the requested extension of time for the filing of the Schedules and Statements.

B.           Operational Motions

47.           The Debtors have filed 5 "operational" motions, seeking authorization to (a) continue using their existing cash management system and dispense with requirements under section 345 of the Bankruptcy Code, (b) pay prepetition trade vendor claims, (c) continue insurance coverage and pay premiums, (d) pay certain prepetition taxes and fees, and (e) confirm the protections of sections 362 and 365 of the Bankruptcy Code.
48.           Cash Management Motion.  The Debtors have filed a motion to continue their ordinary course banking practices without modification for an interim period of  ninety (90) days. In that regard, I understand that the Debtors maintain approximately one hundred bank accounts out of which they manage cash receipts and disbursements (the "Bank Accounts"). Even though the Bank Accounts are not at institutions fully insured by the Federal Deposit Insurance Corporation, I believe that the majority of the Debtors' cash is in Bank Accounts at financially stable banking institutions4 and that the Bank Accounts make up an established cash management system that the Debtors need to maintain in order to ensure smooth collections and disbursements in the ordinary course.
49.           In my opinion, the cash management procedures utilized by the Debtors constitute ordinary, usual and essential business practices and are similar to those used by other major corporate enterprises, including the shipping industry. The Debtors' cash management system is highly automated. This allows the Debtors to centrally manage all of their cash flow needs and includes the necessary accounting controls to enable the Debtors, as well as their creditors and the Court, to trace funds through the system and ensure that all transactions are adequately documented and readily ascertainable. I believe that the Debtors will continue to maintain detailed records reflecting all transfers of funds.
50.           Requiring the Debtors to alter their banking and business practices, including their use of numerous business forms (including, without limitation, letterhead, purchase orders, invoices, contracts and checks) would, I believe, cause enormous disruption in

4	The majority of the Debtors' funds are held at Bank of Nordea, a Moody's Aa3 rated financial institution.

the Debtors' businesses and would impair the Debtors' efforts to reorganize and pursue other alternatives to maximize the value of their estates. Moreover, such actions would be expensive, unnecessary and burdensome to the Debtors' estates and disruptive to the Debtors' business operations and would not confer any benefit upon those dealing with the Debtors. Consequently, I believe that maintenance of the existing cash management system and other banking and business practices, as requested in certain of the First Day Motions, during these chapter 11 cases is in the best interests of all creditors and other parties in interest.
51.           While the Debtors have no investment accounts, to the extent that the cash management system and related practices do not comply with the requirements of section 345(b) of the Bankruptcy Code and the U.S. Trustee's Guidelines with respect to "Authorized Depositories" I believe that the Debtors have shown sufficient cause to waive compliance with these requirements for ninety (90) days.  As stated above, I believe that the majority of the Debtors' cash is in Bank Accounts at financially stable banking institutions and that all of these accounts are integral to the Debtors' efficient management of cash.  To the extent that such deposits do not conform with the approved practices identified in section 345 of the Bankruptcy Code, the Debtors seek to have such requirements waived for ninety (90) days so as to allow the applicable banking institutions to accept and hold the Debtors' funds consistent with prepetition practices.  Shortly before the expiration of the ninety (90) day period, the Debtor have requested that the Court set a final hearing on this motion, and enter a final order shortly afterwards.
52.           Motion to Continue to Pay Prepetition Trade Vendor  Claims. The Debtors seek relief on an interim basis to pay certain trade vendors (the "Trade Vendors") on whom the Debtors rely to supply goods, materials and services without which I believe the Debtors' business either could not operate or would operate at significantly reduced profitability. Maryville, pursuant to discrete management agreements entered into with each of the Vessel Owners, contracts with the Trade Vendors for the goods, materials and services described below, and pays for the same, as agent for each Vessel Owner.  As described in more detail in the Cash Management Motion, each Vessel Owner covers the costs Maryville incurs as agent.
53.           The Trade Vendors provide the Debtors with the following categories of goods and services:
(a)
Agents' Expenses and Costs. Agents provide the crew with assistance in joining/signing off of the Vessels. Moreover, they arrange for necessary ship provisions and repairs, and organize the supply, transport and the handling of goods. It is essential that the agents are paid so as not to disturb the smooth operations of the Vessels worldwide.

(b)
Port Expenses. Numerous port expenses are accrued by the Vessels as they conduct their business throughout the world. Pilotage, docking masters, towage, mooring, tugs, harbor dues, tonnage dues, etc. are incurred in ports throughout the world. It is essential that such foreign debts be paid in order to ensure the Vessels can continue to conduct business in foreign ports of call.

(c)
Lubes. Lube oil is crucial to the operation of the engine and most other mechanical functions on board the Vessels. The Debtors obtain lube oil through long-term relationships that offer significant volume discounts. Any disruption to those relationships could have adverse economic consequences.

(d)
Crew Costs. Like most international shipping companies, the Debtors retain third party agents that employ and compensate the mostly foreign born highly skilled crew that work on their Vessels. The Debtors cannot risk any impairment to their relationship with these foreign third party manning agents or crews.

(e)
Cabin, Deck and Engine Stores. Stores consist of materials necessary to keep the Vessels operating. This may include communication systems, engineer's tools, chemicals, gases, spare parts, paints, safety equipment, cloth and linen products, rigging equipment, etc. Stores are often supplied by foreign vendors in close physical proximity to the Vessels. Stores are of a specialized nature, which makes it imperative that relationships with these vendors are maintained.

(f)	Bunkers. Bunker fuel is liquid fuel which powers the Debtors' Vessels. Bunker fuel is typically provided by foreign vendors because it is necessary for such vendors to be in close physical proximity to the Vessels. It is essential to the locomotion of the Vessels that the Debtors maintain healthy relationships with those vendors who provide them with bunker fuel.

(g)
Maintenance and Repair. It is essential that the Vessels (e.g. engines, decks, hulls, communications equipment, radar, etc.) be maintained and repaired for safe and efficient operation. Vendors providing these services are typically foreign, as close physical proximity to the Vessels is required.

(h)
Safety and Quality. The Vessels' machinery is on a continuous survey inspection to ensure safe operating conditions. Likewise, the Vessels continuously maintain and add safety equipment to meet governmental and certification bureau standards. In order to assure the quality of the Vessels and the safety of the crew and others, it is necessary to satisfy those vendors who provide services and goods related to safety and quality of the Vessels.

54.           I believe that the payment of the Trade Vendors' prepetition claims (the "Trade Vendor Claims")  is vital to the Debtors' reorganization efforts because, in various instances, the Trade Vendors are the only source or the most preferred source from which the Debtors can procure certain goods and services within a timeframe and at a price that will permit the Debtors to continue to smoothly operate their businesses. A failure to pay the Trade Vendor Claims would likely result in many of the Trade Vendors refusing to provide goods and services to the Debtors postpetition and would force the Debtors to obtain such goods and services elsewhere at a much higher price or in a quantity or quality that is insufficient to satisfy the Debtors' requirements.
55.           A Trade Vendor may be the exclusive or preferred supplier of products or services to the Debtors for a number of reasons. In some cases, it may be the case that the only way that the Debtors are able to purchase products or services in quantities of the desired amount is through a particular trade vendor. For example, the Debtors' Vessels require highly specialized replacement parts, and there are simply not many trade vendors in the world that can deliver those parts reliably. In other cases, the Debtors have an established relationship with one Trade Vendor, and there is simply no available supply from any other vendor or the time and expense of getting another trade vendor "up to speed" with the Debtors' Vessels and needs is not cost effective. In other instances, due to preferred pricing from existing business relationships, procuring a particular supply of a certain product from an alternative source would be too expensive.
56.           The Debtors are involved in a highly transactional and capital intensive business. As a result, the Debtors are highly dependent on their ability to order and receive materials from vendors in a particular timeframe. Current Trade Vendors are familiar with the Debtors' numerous Vessels and if, for example, a replacement part or specialized lube is needed at any port which the Vessels frequent, the current Trade Vendors can deliver the right product. Many of the Debtors' Vessels are compensated at day rates, so any loss of time could result in financial loss.
57.           I believe that, absent the ability to pay certain prepetition amounts owed to Trade Vendors, the Debtors' access to necessary goods and services would be extinguished as the Trade Vendors will refuse to continue doing business with the Debtors or may only do business if the Debtors provide trade term accommodations such as advance deposits or payment prior to delivery.
58.           Importantly, and unique to maritime bankruptcy cases such as these cases, the Trade Vendors supply the Debtors' Vessels with goods or services that could arguably be considered "necessaries" as that term is understood under United States maritime law and the law of other jurisdictions.5  Creditors alleging claims for necessaries under maritime law may claim a maritime lien against the Debtors' Vessels. Maritime liens are "secret liens" in that a lien claimant need not take any steps to attach or perfect its lien. Any such claimant could seek to attach and arrest the respective Debtor vessel should it come to port.
59.           While the automatic stay is likely to provide protection from such attachment and arrest with regard to trade vendors in the United States, I understand that there is no guarantee that Trade Vendors outside this Court's jurisdiction will respect the power of section 362 of the Bankruptcy Code, especially as the Vessels enter far flung foreign ports across the globe.6  Some of these jurisdictions may eventually recognize the automatic stay of United States bankruptcy law, but only after considerable delay and considerable effort on the part of the Debtors, all the while the Debtors could be losing day rate fees, as well as their reputation for timely delivering cargo. Of course, other jurisdictions may never  recognize United States bankruptcy law.
60.           Since the Trade Vendors may arguably be secured creditors and may have the ability to arrest the Debtors' Vessels in foreign ports around the world, I believe it is in the best interests of all parties to satisfy the Trade Vendor Claims as requested in the motion.
61.           Motion to Maintain Insurance Policies and Payment of Insurance Premiums.  In connection with the operation of their business, the Debtors maintain various insurance policies (the "Insurance Policies") through several different insurance carriers (the "Insurance Carriers").

5	The Debtors make no admission as to the nature of any claim or lien against any vessels based on necessaries, and reserve all rights with regard to same.

6	For example, the Debtors' vessels recently entered port or are scheduled to enter port in Shanghai, China, Rio Grande, Brazil, Cigading, Indonesia and Newcastle, Australia.

62.           The Debtors carry insurance to protect them against most of the accident-related risks involved in the conduct of their business. The operation of any vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage, and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Additionally, there is an inherent risk of piracy, marine disaster, including spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.  To safeguard against these risks, the Debtors' Insurance Policies include coverage for, among other things, (a) protection and indemnity ("P&I"); (b) freight, demurrage and defense ("FD&D"); (c) marine hull, machinery, gear and equipment ("Hull & Machinery"); (d) increased value; (e) war risks; and (f) kidnap and ransom.
63.           The P&I policies generally provide insurance against loss, damage, liability or expense, including liabilities in respect of wreck removal, illness, injury or death of crew, passengers and other third parties, and the loss or damage to cargo, incurred by the Debtors in connection with the operation of their Vessels during the effective terms of the policies.  The Debtors also have FD&D insurance policies in place to protect against risks involving freight, demurrage, and defending against claims brought with respect to an owned vessel.
64.           The Debtors' Hull & Machinery policies provide coverage against damages (whether particular or general average) or total loss of the vessel caused, among other things, by perils of the sea, fire, explosion, and liabilities resulting from a collision.  The Debtors' "increased value" insurance is designed to cover an additional 35% of a Vessel's insured value in case of its total loss.  In addition, indemnity paid under "increased value" policies also protects against loss of freight.  The "war risks" policies protect the Debtors against losses to the Vessels caused by acts of war, revolution or rebellion, labor disturbances, terrorists and piracy.  The

"kidnap and ransom" policies protect the Debtors against losses caused by kidnaping and extortion.
65.           In addition to the marine-related insurance policies described above, the Debtors also maintain (a) Directors & Officers Insurance ("D&O Insurance") to indemnify their directors and officers from claims brought against such individuals in their capacities as executives for the Debtors; and (b) employment practice liability insurance ("Employment Insurance").  The Debtors also carry various other non-marine specific insurances.  For example, the Debtors carry an insurance policy to cover certain real property (e.g. buildings) and non-marine personal property (e.g. office equipment).
66.           The premiums for the Insurance Policies are generally payable annually or in anywhere between two to six annual installments.  Premiums are paid either directly to the Insurance Carrier, or though one of two brokers (Evmar Marine Services Ltd. and National Insurance Brokers SA) who then pays the Insurance Carrier.  The Insurance Policies are essential to the preservation of the Debtors' business, property and assets and, in certain instances, such coverage is required by various regulations, laws, loan agreements and the contracts that govern the Debtors' maritime and commercial activity.
67.           The Debtors seek authorization on an interim and final basis to maintain the Insurance Policies and to pay all premiums, deductibles, administration fees and consulting fees (the "Insurance Obligations") arising under or in connection with the Insurance Policies which the Debtors have obtained through the Insurance Carriers, including any Insurance Obligations for prepetition periods.  To the extent that any Insurance Policy premiums may be attributed to prepetition insurance coverage, I believe that payment of such Insurance Policy premiums is necessary to ensure continued coverage.  Similarly, I believe that continued payment of Insurance Policy premiums as such premiums come due in the ordinary course of the Debtors' business is necessary.  The Debtors' maintenance of their relationships with their insurers is critical to ensuring the continued availability of insurance coverage and reasonable pricing of such coverage.  Additionally, the Debtors request authorization to revise, extend, supplement, renew, change or enter into new insurance coverage, as needed in their business judgment.
68.           Motion to Pay Taxes and Fees.  The Debtors seek the entry of interim and final orders authorizing the Debtors, in their sole discretion, to pay all prepetition Fees and Taxes (each as defined below) and all applicable financial institutions, when requested by the Debtors, to receive, process, honor and pay any and all checks or wire transfers in respect of the Taxes and Fees.
69.           The Debtors (a) pay certain taxes to governmental agencies (collectively, the "Taxes"), (b) charge fees and other similar charges and assessments (collectively, the "Fees") on behalf of various taxing, licensing and other governmental authorities (collectively, the "Taxing Authorities"), and (c) pay Fees to such Taxing Authorities for various permits required to conduct the Debtors' businesses in the ordinary course.  The Taxes and Fees are paid monthly, quarterly or annually to the respective Taxing Authorities, in each case as required by applicable laws and regulations.
70.           Each of the Taxes and Fees incurred by the Debtors falls under one of the following categories: (a) tonnage taxes, (b) United States freight taxes, or (c)  foreign port fees and other charges and assessments.  A tonnage tax is a tax levied on a ship-owning entity based on the net tonnage of the ships operated by such entity.  Tonnage taxes are generally paid in advance and are due quarterly.  The Debtors are current on their 2012 tonnage taxes which totaled approximately $420,000.  To the extent the Debtors are required to remit any tonnage taxes for the year 2013 as of the date of this Motion, the Debtors request permission to do so.  Failure to pay tonnage tax may result in, among other things, invalidation of a vessel's certificate of registry.  The Debtors estimate that total tonnage taxes for 2013 will be approximately $1,040,000.00, and the next quarterly payments will be due before September 30, 2013.
71.           In the ordinary course of the Debtors' businesses, the Debtors are, from time to time, required to pay fees at certain ports in various jurisdictions where their Vessels dock. The method of calculating amounts due and the deadlines for making payments varies by jurisdiction.  Due to the nature of the Debtors' business, and the frequency with which their Vessels travel to various ports throughout the world, it is extremely difficult to assess the exact amount of fees charged by each foreign port and jurisdiction.  While the exact amount of fees incurred as of the Petition Date has not yet been determined, I do not believe any such amount will be material.  However, out of an abundance of caution, the Debtors seek the Court's authority to continue to pay such fees as they become due, as they are crucial to the ability of the Debtors to conduct their day-to-day operations.  If the Debtors are not granted the relief requested herein, I believe their ability to continue their businesses and service their customers may be jeopardized, and they may also become subject to maritime liens for any accrued and unpaid amounts.  It is therefore imperative that, while the Debtors are unable to provide an estimate of such Fees at this time, the Court authorize the Debtors to continue making such payments.
72.           Motion to Confirm the Protections of Sections 362 and 365 of the Bankruptcy Code.  The Debtors' business operations are conducted worldwide with significant assets moving through international waters at any given time. As a result, the Debtors have many foreign creditors and counterparties to contracts who may not be well versed in the restrictions of the Bankruptcy Code. Many of these creditors do not transact business on a regular basis with companies that have filed for chapter 11, or are unfamiliar with the scope of a debtor in possession's authority to conduct its business. These creditors may be unfamiliar with the operation of the automatic stay and other provisions of the Bankruptcy Code.
73.           Thus, various interested parties may attempt to seize assets located outside of the United States to the detriment of the Debtors, their estates and creditors, or take other actions in contravention of the automatic stay of section 362 of the Bankruptcy Code. In addition, upon learning of the Debtors' bankruptcy, counterparties to leases and executory contracts may attempt to terminate those leases or contracts pursuant to ipso facto provisions in contravention of section 365 of the Bankruptcy Code.
74.           Accordingly, the Debtors seek entry of an order, pursuant to sections 105(a), 362 and 365 of the Bankruptcy Code, enforcing and restating the automatic stay and ipso facto provisions of the Bankruptcy Code. The Debtors' intent is that a specific and explicit order from this Court will protect the Debtors from improper actions from parties in foreign jurisdictions who are not familiar with the Bankruptcy Code or its protections and who might otherwise violate those sections.

C.           Financing Motions.

75.           Motion to Use Cash Collateral.  The Debtors request entry of interim and final orders pursuant to sections 105, 261, 362, 363, 507 and 552 of the Bankruptcy Code: (a) authorizing the Debtors to use cash collateral Code; (b) approving the form of adequate protection; (c) scheduling a final hearing for entry of an order authorizing and granting the relief requested in the Cash Collateral Motion on an interim and  final basis; and (d) granting related relief and such other and further relief as the Court deems just and proper.  The Debtors believe that the proposed adequate protection is necessary and appropriate to ensure that the Debtors can continue to use their Cash Collateral. Without use of the Cash Collateral, the Debtors will not have adequate cash to pay trade creditors in the normal course and, therefore, the Debtors' trade creditors may cease to provide goods and services to the Debtors on credit terms, and the Debtors will not be able to pay their direct operating expenses or obtain goods and services needed to run their businesses and meet customer demands in a manner that will avoid immediate and irreparable harm to the Debtors' estates. The Debtors' ability to finance their operations and the availability to the Debtors of sufficient working capital and liquidity through the use of Cash Collateral is vital to the confidence of the Debtors'  major suppliers and customers, and to the preservation and maintenance of the going-concern values and other values of the Debtors' estates. Moreover, the Agent on behalf of the Lenders has consented to the use of the Cash Collateral on the terms described in the Cash Collateral Motion.  I believe that the relief requested in the Cash Collateral Motion is in the best interests of the Debtors' estates and will enable the Debtors to continue to operate their businesses in chapter 11 without disruption.

D.           Applications in Connection with Obligations under the Odell/Minta Facility

76.           363 Motion to Sell Odell's and Minta's Assets.
77.           As noted above, the Debtors have reached an agreement with Credit Suisse, in its capacity as lender under the Odell/Minta Facility, whereby the Debtors propose to sell 100% of its shares of Odell and Minta to Credit Suisse (or its nominee(s)).
78.           In short, Credit Suisse (or its nominee(s) have agreed to credit bid, pursuant to section 363(k) of the Bankruptcy Code, up to the maximum amount of its secured claim against the Vessels securing the Odell/Minta Facility.  If Credit Suisse is the successful bidder, the transaction will be effectuated by a transfer by Excel of the shares in Odell and Minta, with Credit Suisse directing the shares to Blueberry Shipping Inc., a company affiliated with Ms. Ismini Panayotides, Board Secretary and the daughter of Excel's Chairman of the Board of Directors.  This transaction will involve a share transfer, rather than an asset sale, to avoid Credit Suisse taking actual title to the Vessels, which is an important consideration for Credit Suisse.  The structure also facilitates entry into a modified Odell/Minta Facility between Credit Suisse and Blueberry.  There is otherwise no value or unencumbered assets in Odell and Minta.
79.           Accordingly, the Debtors have filed a motion approving bidding procedures for the sale of two vessels, the M/V Mairouli and the M/V July M, and scheduling a final sale hearing.  The Debtors also seek an order under section 363 of the Bankruptcy Code authorizing the sale of free and clear of liens, claims, interests and encumbrances, and authorizing the assumption and assignment of executory contracts related thereto.  The Debtors are hopeful that the sale will be approved within thirty days of the Petition Date
80.           I believe the Debtors have sound business justifications for requesting the sale at this time because it maximizes creditor recoveries by eliminating a potentially significant deficiency claim.  Specifically, the Debtors do not believe there is any equity in either of the vessels, as the outstanding indebtedness under the secured Odell/Minta Facility is far in excess of the collateral securing such loan (i.e. the vessels).  Claims that are not satisfied by the liquidation of the underlying collateral securing such claims would represent an unsecured deficiency claim.  Credit Suisse, as the holder of the Odell/Minta Facility claim, has agreed that its claims will be discharged pursuant to the 363 sale process, and that Credit Suisse will receive no distribution under the Plan on account of its claims upon closing of this transaction.
81.           Odell/Minta DIP Motion.
82.           Given that there is no equity in either Minta or Odell and that the outstanding indebtedness under the Odell/Minta Facility far exceeds the collateral securing such debt, the Debtors determined that financing is available only under section 364(c) through its existing lender.  Thus, in order to further facilitate the 363 sale transaction described directly above, Credit Suisse has agreed to afford a small, debtor-in-possession loan to Odell/Minta to pay operating expenses and restructuring costs pending the consummation of the transaction.  Specifically, the Debtors will increase the balance of their existing loan under the Odell/Minta Facility in the form of a debtor-in-possession ("DIP") loan (the increase to be secured by Credit Suisse's existing liens under the Odell/Minta Facility) by an amount equal to the lesser of (i) $500,000 or (ii) the postpetition restructuring costs of Odell and Minta (including, without limitation, Credit Suisse's restructuring costs) and operating expenses of Odell and Minta, to the extent that such restructuring costs and operating expenses are in excess of Odell's and Minta's operating revenue for the period from the Petition Date to the closing date of the sale.
83.           To this end, the Debtors seek authority to execute and enter into a DIP loan agreement and to obtain secured superpriority postpetition financing in the form of term loans.  The Debtors also seek authority to obtain  immediate access to borrowing availability of up to $330,000, on an interim basis, to pay current and ongoing operating expenses as well as the restructuring costs associated with these chapter 11 cases, pending a final hearing for approval of the final order.
84.           As of the Petition Date without access to the DIP facility, Odell and Minta would have insufficient liquidity to continue to make such payments.  Thus, Odell's and Mintas' access to the DIP facility therefore is necessary to ensure that they have sufficient working capital and liquidity to operate their business and thus preserve and maintain the going concern value of the their estates up and until the closing date.

E.           Applications for the Retention of Professionals.

85.           Application to Retain Skadden, Arps.  The Debtors have filed an application that seeks authorization to retain counsel.  More specifically, the Debtors seek to employ and retain Skadden, Arps to represent the Debtors as their principal restructuring and bankruptcy counsel in connection with the filing of their chapter 11 petitions and prosecution of their chapter 11 cases.  The Debtors have selected Skadden, Arps as their attorneys because of its experience and knowledge in the field of debtors' and creditors' rights and business reorganizations under chapter 11 of the Bankruptcy Code.
86.           Skadden, Arps has already performed extensive legal work for the Debtors in connection with their ongoing restructuring efforts and in preparing these chapter 11 cases.  Since September 2012, Skadden, Arps has worked closely with the Debtors with respect to their restructuring efforts including, among other things, negotiating the restructuring support agreement with the Syndicate Credit Facility Lenders and the amendments to the Syndicate Credit Facility, negotiating the restructuring of the obligations under the Odell/Minta Facility, drafting the Plan and Disclosure Statement and documents related thereto, and negotiating with holders of the Convertible Notes.   As a result of this work with the Debtors, Skadden, Arps has become uniquely familiar with the Debtors' business affairs and many of the potential legal issues that may arise in the context of these cases.  Indeed, Skadden, Arps has provided advice and assisted the Debtors in all aspects of their restructuring efforts and the preparation of these cases.  Skadden, Arps has assembled a highly qualified team of professionals and paraprofessionals to provide services to the Debtors during these cases.  In light of the foregoing, I believe that continued representation of the Debtors by Skadden, Arps is critical to the Debtors' efforts to restructure their business and that the Debtors' application to retain Skadden, Arps should be approved.
87.           Application to retain Miller, Buckfire. The Debtors will soon file an application seeking authorization to retain Miller Buckfire as financial advisor and investment banker to the Debtors in these chapter 11 cases, in accordance with the terms of the engagement letter dated May 16, 2013.  The Debtors have selected Miller Buckfire to serve in this capacity as Miller Buckfire's professionals have extensive experience in providing financial advisory and investment banking services to financially distressed companies and to creditors, equity holders and other constituencies in reorganization proceedings and complex financial restructurings, both in- and out-of-court.
88.           As a result of the prepetition work performed on behalf of the Debtors, I believe Miller Buckfire acquired significant knowledge of the Debtors and their businesses and is now intimately familiar with the Debtors' financial affairs, debt structure, economic interests and positions of key constituents, operations and related matters.  Likewise, in providing prepetition services to the Debtors, Miller Buckfire's professionals have worked closely with the Debtors' senior management, financial staff, external stakeholders and other professionals.  Accordingly, Miller Buckfire has developed significant relevant experience and expertise regarding the Debtors that will assist it in providing effective and efficient services in these chapter 11 cases.  The Debtors believe that Miller Buckfire is both well-qualified and uniquely able to represent them in these chapter 11 cases in an efficient and timely manner.   Accordingly, consistent with the need to retain other professionals in this case, I believe that the Debtors' application to retain Miller Buckfire should be approved.
89.           Application to retain Global Maritime Partners.  The Debtors will soon file an application that seeks authorization to retain Global Maritime Partners, Inc. ("GMP") as financial advisor to the Debtors in these chapter 11 cases, in accordance with the terms of the engagement letter dated July 25, 2012 (as amended).  The Debtors have selected GMP to serve in this capacity alongside Miller Buckfire because GMP is an advisory firm dedicated to providing financial and investment advisory services to corporate clients in the world-wide shipping industry.
90.           Specifically, GMP executives have extensive experience in the commercial operation of shipping companies, serving at top executive positions in publicly listed shipping companies, including Pegasus Shipping Inc. and Diana Shipping Inc.  Furthermore, certain members of GMP are currently serving as non-executive directors on the boards of shipping companies listed on the New York Stock Exchange. In this regard, the services that have been provided by and will be provided by GMP have not and will not duplicate the services that have been provided by and will be provided by Miller Buckfire.  Rather, the two firms' industry experience have complemented each other over the course of this current engagement and have enabled the Debtors and their estates to benefit from the dovetailing of both firms' services.
91.           For example, with a local office in Athens, GMP has and will have regular one-on-one meetings with representatives of various stakeholders in Greece, including individual lenders and management in connection with the restructuring.  By contrast, Miller Buckfire, who does not have a presence in Greece, has been working more closely with the Blackstone Group L.P., the financial advisor to a steering committee of secured lenders, as opposed to meeting with individual constituents.  Similarly, Miller Buckfire performed the valuation and liquidation analysis with respect to the Plan, whereas GMP did not.  Finally, the special operating expertise that GMP professionals have acquired in the shipping industry over time has allowed them to be critical in more shipping-focused issues, like the successful, pre-petition restructuring of part of the bareboat obligations of the Debtors, as to which Miller Buckfire had a more limited contribution.

92.           Thus, I believe that, due to the size and complexity of these proceedings, the specific and respective expertise of Miller Buckfire and GMP, and the anticipated services that the Debtors have or are able to request GMP to perform, the retention of GMP in addition to Miller Buckfire is warranted.
93.           Application to Retain Ordinary Course Professionals.  The Debtors seek the entry of an order authorizing the Debtors to retain professionals utilized by the Debtors in the ordinary course of business (the "Ordinary Course Professionals"). The Debtors request the approval of the retention of the Ordinary Course Professionals nunc pro tunc to the Petition Date (or such later date as applicable).
94.           The Ordinary Course Professionals will not play central roles in these chapter 11 cases.  In light of the additional cost associated with the preparation of employment applications for professionals who will receive relatively small fees, I believe it is impractical and inefficient for the Debtors to submit individual applications and proposed retention orders for each of the Ordinary Course Professionals and that the relief requested in the motion is in the best interests of the Debtors and their estates.

PART V:  INFORMATION REQUIRED BY LOCAL BANKRUPTCY
RULE 1007-2

95.           Local Bankruptcy Rule 1007-2 requires that the Debtors provide certain information, which is set forth below.
96.           As required under Local Rule 1007-2(a)(3), Exhibit C lists the names and addresses of the members of, and attorneys for, the committees organized prior to the order for relief in these chapter 11 cases, and a brief description of the circumstances surrounding the formation of the committee and the date of formation.

97.           As required under Local Bankruptcy Rule 1007-2(a)(4), Exhibit D lists the following information with respect to each of the holders of the Debtors' thirty (30) largest unsecured claims on a consolidated basis, excluding claims of insiders:  the creditor's name, address (including the number, street, apartment or suite number, and zip code, if not included in the post office address), telephone number, the name(s) of person(s) familiar with the Debtors' accounts, the amount of the claim, and an indication of whether the claim is contingent, unliquidated, disputed or partially secured.  In each case, the claim amounts listed on Exhibit D are estimated and subject to verification.  In addition, the Debtors reserve their rights to assert remedies, defenses, counterclaims, and offsets with respect to each claim.
98.           As required under Local Bankruptcy Rule 1007-2(a)(5), Exhibit E provides the following information with respect to each of the holders of the five (5) largest secured claims against the Debtors on a consolidated basis:  the creditor's name and address (including the number, street, apartment or suite number, and zip code, if not included in the post office address), the amount of the claim, a brief description of the claim, an estimate of the value of the collateral securing the claim, and whether the claim or lien is disputed.  In each case, the claim amounts and collateral values listed on Exhibit E are estimated and subject to verification. In addition, the Debtors reserve their rights to assert remedies, defenses, counterclaims, and offsets with respect to each claim.
99.           As required under Local Bankruptcy Rule 1007-2(a)(6), the Debtors submit that as of March 31, 2013 the Debtors' unaudited consolidated financial statements, as prepared in accordance with GAAP for interim financial statements, included $1.156 billion in total assets and $1.102 billion in total liabilities.  Excluding certain adjustments made by the Company in accordance with GAAP, the Debtors' total outstanding liabilities would be $1.125 billion, which is adjusted for the total face value of outstanding principal under the Debtors' various debt documents.
100.           As required under Local Bankruptcy Rule 1007-2(a)(7), to the best of the Debtors' knowledge and belief, as of the Petition Date, 102,762,855 shares of Excel's Class A common stock and 295,746 shares of its Class B common stock were outstanding.  Exhibit F lists those shares held by the Directors' officers and directors and the amounts held by those persons.
101.           As required under Local Bankruptcy Rule 1007-2(a)(8), Holland & Knight LLP, in its capacity as counsel to the Steering Committee, is holding the original stock and LLC certificates of certain Vessel Owners pledged pursuant to the Syndicate Credit Facility in its New York offices, located at 31 West 52nd Street, New York, New York 10019.  To the best of the Debtors' knowledge and belief, the Debtors do not have any other property in the possession or custody of any custodian, public officer, mortgagee, pledgee, assignee of rents, or secured creditor, or agent for any such entity.
102.           As required under Local Bankruptcy Rule 1007-2(a)(9), Exhibit G provides a list of the premises owned, leased, or held under other arrangement from which the Debtors operate their business.
103.           As required under Local Bankruptcy Rule 1007-2(a)(10), Exhibit H provides the location of the Debtors' substantial assets, the location of their books and records, and the nature, location, and value of any assets held by the Debtors outside the territorial limits of the United States.
104.           As required under Local Bankruptcy Rule 1007-2(a)(11), to the best of the Debtors' knowledge and belief, there are no actions or proceedings, pending or threatened,

against the Debtors or their property where a judgment against the Debtors or a seizure of the Debtors' property may be imminent.
105.           As required under Local Bankruptcy Rule 1007-2(a)(12), Exhibit I provides a list of the names of the individuals who comprise the Debtors' existing senior management, their tenure with the Debtors, and a brief summary of their relevant responsibilities and experience.
106.           Local Bankruptcy Rule 1007-2(b)(1)-(2) requires the estimated amount, on a consolidated basis, to be paid to the Debtors' employees (not including officers, directors, and stockholders) for the 30-day period following the filing of the Debtors' chapter 11 petitions.  Since the Debtors have no employees, this amount is $0. The estimated amount, on a consolidated basis, to be paid to the Debtors' officers for the same period is $0, while payments to the Debtors' stockholders and directors are approximately $120,000.  Furthermore, the Debtors have budgeted between approximately $2.0 million and $2.5 million for advisory fees related to restructuring costs for the thirty day period after the Petition Date.  Such amount includes estimates for the fees and expenses of the Debtors' bankruptcy professionals as well as professional fees and expenses that the Debtors will pay as a form of adequate protection to certain of their secured lenders.  This amount excludes ordinary course professional payments.
107.           As required under Local Bankruptcy Rule 1007-2(b)(3), Exhibit J the Debtors' cash collateral budget, provides a list of estimated cash receipts and disbursements, and net cash gain or loss other than professional fees, on a consolidated basis for the 30-day period following the Petition Date.  The Debtors do not believe that they will accrue material obligations or receivables during such 30-day period that will not be satisfied in the ordinary course of business.

I swear under penalty of perjury that the foregoing is true and correct.

Dated:	July 1, 2013

EXCEL MARITIME CARRIERS LTD. (for itself and on behalf of each of its affiliated debtors as debtors and debtors in possession)

By:	/s/ Pavlos Kanellopoulos
Name: Pavlos Kanellopoulos
Title: Chief Financial Officer

EXHIBIT A

Corporate Organizational Chart

Excel Group Corporate Organization Chart

Excel Maritime Carriers Ltd (*)
100%
Maryville Maritime Inc (1)(*)
100%
Excel Maritime Carriers LLC (*)
100%
Point Holdings Ltd. (*)
Liegh Jane Navigation S.A. (*)
Magalie Investments Co. (*)
Melba Management Ltd.(*)
Naia Development Corp. (*)
100%
Bird Acquisition Corp.(*)
Wholly owned by Bird Acquisition Corp.
Barbara Shipco LLC (*)
Coal Age Shipco LLC (*)
Coal Glory Shipco LLC (*)
Fearless Shipco LLC (*)
Iron Man Shipco LLC (*)
King Coal Shipco LLC (*)
Linda Leah Shipco LLC (*)
100%
Amanda Enterprises Limited M/V Happy Day
Yasmine International Inc. M/V Elinakos
Candy Enterprises Inc. M/V Renuar
Castalia Services Ltd. M/V Princess I
Fianna Navigation S.A. M/V Isminaki
Fountain Services Limited M/V Powerful
Harvey Development Corp. M/V Fortezza
Ingram Limited M/V Emerald
Marias Trading Inc. M/V Angela Star
Minta Holdings S.A. M/V July M
Odell International Ltd. M/V Mairouli
Tanaka Services Ltd. M/V Rodon
Teagan Shipholding S.A. M/V First Endeavour
Whitelaw Enterprises Co. M/V Birthday
Barland Holdings Inc (*)
Snapper Marine Ltd (*)
Thurman International Ltd. (*)
100%
Centel Shipping Company Limited (*)
100%
Iron Bradyn Shipco LLC M/V Iron Bradyn
Iron Brooke Shipco LLC M/V Iron Brooke
Iron Fuzeyya Shipco LLC M/V Iron Fuzeyya
Iron Kalypso Shipco LLC M/V Iron Kalypso
Iron Lindrew Shipco LLC M/V Iron Lindrew
Iron Knight Shipco LLC M/V Iron Knight
Iron Manolis Shipco LLC M/V Iron Manolis
Iron Miner Shipco LLC M/V Iron Miner
Christine Shipco Holdings Corp. (*)
100%
Christine Shipco LLC M/V Christine (2)
Iron Vassilis Shipco LLC M/V Iron Vassilis
Kirmar Shipco LLC M/V Kirmar
Lowlands Beilun Shipco LLC M/V Lowlands Beilun
Ore Hansa Shipco LLC M/V Ore Hansa
Pascha Shipco LLC M/V Pascha
Sandra Shipco LLC M/V Sandra
Santa Barbara Shipco LLC M/V Santa Barbara
Coal Gypsy Shipco LLC M/V Coal Gypsy
Coal Hunter Shipco LLC M/V Coal Hunter
Coal Pride Shipco LLC M/V Coal Pride
Grain Express Shipco LLC M/V Grain Express
Grain Harvester Shipco LLC M/V Grain Harvester
Iron Anne Shipco LLC M/V Iron Anne
Iron Beauty Shipco LLC M/V Iron Beauty
Iron Bill Shipco LLC M/V Iron Bill
Debtor
Non-Debtor
Footnotes:
(*) Non-Ship Owning Entity
(1) Management Company
(2) Joint venture 71.4% owned by Excel Maritime Carriers Ltd

EXHIBIT B

"FIRST-DAY" MOTIONS AND APPLICATIONS

I.      Motions and Applications for Final Approval

1.
''Joint Administration Motion''

Debtors' Motion for Order (I) Directing Joint Administration of the Chapter 11 Cases Under Fed. R. Bankr. P. 1015(b) and (II) Waiving Requirements of 11 U.S.C. § 342(c)(1) and Fed. R. Bankr. P. 1005 and 2002(n)

2.
''Consolidated Creditors List Motion''

Debtors' Motion for Order (I) Waiving Certain Creditor List Filing Requirements and (II) Authorizing the Filing of a Consolidated List of Top 30 Unsecured Creditors

3.
''Schedules and Statements Motion''

Debtors' Motion for Order (I) Granting Additional Time to File Schedules and Statements of Financial Affairs, (II) Authorizing Debtors to File Required Monthly Operating Reports on a Consolidated Basis, (III) Authorizing Debtors to File Required Monthly Operating Reports on a Consolidated Basis, and (IV) Establishing Certain Notice Procedures

4.
''Claims Agent Retention Application''

Debtors' Application Appointing Donlin, Recano & Company, Inc. as Claims and Noticing Agent for the Debtors Pursuant to 28 U.S.C. § 156(c), 11 U.S.C. § 105(a), S.D.N.Y. LBR 5075-1, and General Order M-409

5.
''Enforcement of the Automatic Stay Motion''

Debtors' Motion for Entry of an Order pursuant to Sections 105(a), 362 and 365 of the Bankruptcy Code Enforcing and Restating Automatic Stay and lpso Facto Provisions

II.     Motions for Interim Approval

6.
''Insurance Motion''

Debtors' Motion for Interim and Final Orders Under 11 U.S.C. §§ 105, 1107 and 1108 Authorizing Debtors (I) to Maintain Existing Insurance Policies and to Pay All Insurance Obligations Arising Thereunder and (II) to Renew, Revise, Extend, Supplement, Change or Enter into New Insurance Policies

7.
''Taxes Motion''

Debtors' Motion for Interim and Final Orders Under 11 U.S.C. §§ 105(a), 506(a), 507(a)(8), 541, 1107, 1108, and 1129 (I) Authorizing, but Not Directing, the Debtors to Pay Sales, Use, and Foreign Taxes and (II) Directing Banks to Honor Payments Relating to Such Taxes

8.
''Cash Management Motion''

Debtors' Motion for Interim and Final Orders Under 11 U.S.C. §§ 105, 345, 363, 364, 503, 1107, and 1108 (I) Authorizing Continued Use of Existing Cash Management System, Bank Accounts, Business Forms, and Payment of Related Prepetition Obligations, (II) Waiving Investment and Deposit Requirements

9.	"Trade Vendor Claims Motion" Debtors' Motion for Interim and Final Orders Authorizing the Debtors to Pay Prepetition Vendor Claims in the Ordinary Course of Business

10.
''Cash Collateral Motion''

Debtors' Motion for Entry Of Interim and Final Stipulated Orders Under 11 U.S.C. §§ 105, 361, 362, 363(c) 363(e), 507 and 552, Bankruptcy Rules 2002, 4001, 6003, 6004 and 9014 and Local Rule 4001-2 (I) Authorizing Debtors to Use Cash Collateral and (II) Granting Adequate Protection and (III) Scheduling a Final Hearing

11.
''363 Motion''

Debtors' Motions for (I) an Order (A) Approving the Bidding Procedures for the Sale of Two Vessels and (B) Scheduling a Final Sale Hearing; and (II) an Order (A) Authorizing the Sale of Vessels Free and Clear of Liens, Claims, Interests and Encumbrances and (B) Authorizing the Assumption and Assignment of Executory Contracts Related Thereto

12.
''DIP Motion''

Odell's and Minta's Motion for Entry of Interim and Final Orders Under 11 U.S.C. §§ 363 and 364, Bankruptcy Rules 4001 and 9014, and Local Bankruptcy Rule 4001-2 (I) Authorizing the Debtors to Obtain Postpetition Financing and (II) Scheduling a Final Hearing

EXHIBIT C

List of Committees Organized Prior to the Petition Date

Name of Committee	Members of Committee	Attorneys to Committee	Date of Formation	Circumstances Surrounding Formation
1. Steering Committee of Secured Lenders	BNP Paribas, Credit Suisse AG, Deutsche Bank AG Filiale Deutschlandgeschäft, DVB Bank SE, HSH Nordbank AG, Oaktree Capital Management L.P.	Holland & Knight LLP 31 West 52nd Street New York, New York 10019 Attn: John J. Monaghan	September 2012	Organized to negotiate with Debtors regarding their obligations under the Syndicate Credit Facility.
2. Ad Hoc Committee of Noteholders

Deutsche Bank Securities Inc.; Fidelity Management & Research Company; Kayne Anderson Capital Income Partners (QP), L.P.; Lazard Asset Management LLC; Silverback Asset Management LLC; ValueWorks LLC; Zazove Associates LLC

		Akin Gump Strauss Hauer & Feld LLP 1 Bryant Park New York, New York 10036 Attn: Michael S. Stamer 1700 Pacific Avenue Suite 4100 Dallas, Texas 75201 Attn: Sarah Link Schultz	November 2012	Organized to negotiate with Excel regarding its obligations under the Convertible Notes.

EXHIBIT D

List of Creditors Holding 30 Largest Unsecured Claims

The following is a list of those creditors holding the 30 largest unsecured claims against the Debtors, on a consolidated basis, as of June 30, 2013.  This list has been prepared from the books and records of the Debtors, and in accordance with Bankruptcy Rule 1007(d), for filing in the Debtors' chapter 11 cases.  This list does not include (1) persons who come within the definition of "insider" set forth in section 101 of the Bankruptcy Code, (2) secured creditors or (3) claims held by the Debtors' employees.

The information set forth herein shall not constitute an admission of liability by, nor is binding on, the Debtors and the failure to list a claim as contingent, disputed or subject to set off shall not be a waiver of any of the Debtors' rights relating thereto.

(1) Name of creditor and complete mailing address, including zip code	(2) Name, email address, telephone number, fax number and complete mailing address, including zip code, of employee, agent, or department of creditor familiar with claim who may be contacted	(3) Nature of claim (trade debt, bank loan, government contract, etc.)	(4) Indicate if claim is contingent, unliquidated, disputed or subject to setoff	(5) Amount of claim [if secured also state value of security]
Deutsche Bank Trust Company Americas 5022 Gate Parkway Suite 200 MS JCK01-0218 Jacksonville,FL 32256	Piero Cardich Piero.Cardich@db.com Tel: 212-250-5651 Fax: 212-797-8600	Convertible Notes		$150,000,000.00
Cyprus Popular Bank Public Co. Ltd., Greek Branch 24 Kifissias Avenue 151 25 Marousi, Athens Greece	Panagiotis Gavriilidis pgavriilidis@marfinbank.gr Tel: +30210-8170446 Fax: +30210-6896324	SWAP Counterparty		$3,950,740.00
Eurobank EFG Private Bank Luxembourg SA 5 Rue Jean Monnet L-2180 Luxembourg	George Korliras g.korliras@eurobankefg.lu Tel: +352-420724240 Fax: +352 420 724 653	SWAP Counterparty		$2,291,146.00

Norwegian Claim/Iron Man A.S. Drammensveien 106, Bergerhus Oslo, Norway 0273	Per Olav Karlsen pok@cleaves.no Tel: +4721608800 Fax: +4721608801	Bareboat Owners	$1,666,666.67
Norwegian Claim/Linda Leah A.S. Drammensveien 106, Bergerhus Oslo, Norway 0273	Per Olav Karlsen pok@cleaves.no Tel: +4721608800 Fax: +4721608801	Bareboat Owners	$1,666,666.67
Norwegian Claim/Coal Glory A.S. Drammensveien 106, Bergerhus Oslo, Norway 0273	Per Olav Karlsen pok@cleaves.no Tel: +4721608800 Fax: +4721608801	Bareboat Owners	$1,666,666.66
The London Steam-Ship Owners' LSSO 50 Leman Street London EI BHQ United Kingdom	Steve Roberts steve.roberts@londonpandi.com Tel: 442077728000 Fax: 442077728060	Insurer	$1,245,004.95
North of England The Quayside Newcastle upon Tyne Newcastle NE1 3DU United Kingdom	Stephen Mills stephen.mills@nepia.com Tel: 441912325221 Fax: 441912610540	Insurer	$1,049,405.91
KRISTENSONS-PETROLEUM INC 21 East Front Street, Red Bank, NJ 07701	Mr. Nick Fuca Americas@kplbridgeoil.com Tel: 1-732-219-7900 Fax: 1-732-219-7919	Bunkering Company	$979,382.87

Total Lubrifiants S.A. Le Diamant B -16, Rue De La Republique, La Defense Cedex Paris, France 92922	Mathiew Rouquie Mathiew.Rouquie@total.com Tel: +33141358836 Fax: +33141353697	Supplier	$888,374.60
Caramanos National Insurance Brokers 65, Akti Miaouli Str, Piraeus, Greece 18536	Ms. Plousia Vergou P.Vergou@nationalib.gr Tel: +30 2104293900 Fax: +30 214533421	Insurance Brokers	$669,741.62
EVMAR MARINE SERVICES LTD Akti Miaouli & 2 II Merarchias Str Ionion Building Piraeus, Greece 18535	Maria Prevezanou marine@evmar.gr Tel: 302104284900 Fax: 302104284977	Insurance Brokers	$592,259.07
HELLENIC REPUBLIC, MINISTRY OF FINANCE 83, Akti Miaouli Str. Piraeus, Greece 18532	Dressiou Panayota Tel: +302132103811 Fax: +302132103831 grammteia@1948.syzefxis.gov.ir	Tax Office	$397,928.57
Marine Industry MI S.A. 8 Charilaou Tricoupi Str, Piraeus, Greece 18536	Yiannis Zannaras spares@micltd.eu Tel: +302104526912 Fax: +304285900	Supplier	$337,971.60
OCEAN ENERGY LTD Trust House, 112 Bonadie Street Kingstown, Saint Vincent	Mr. Remy Angot bunkering@socomet-bunkering.com Tel: +33142654195 Fax: +33142657047	Bunkering Company	$295,482.66

U.K. P+I CLUB 90, Fenchurch Str, London, United Kingdom EC3M 4ST	Paul Collier paul.collier@thomasmiller.com Tel: 442072834646 Fax: 442076219761	Insurer	$288,941.00
TRANS IT APS Baekkeskovvej 6, Vallensbaek Strand Aabenraa, Denmark DK2665	Mr.Henrik Mains mains@transit-dk.com Tel: +4543565200 Fax: +4543565205	Travelling And Forwarding	$197,662.72
O.W.BUNKER MAKTA LTD. Kastoros 55 Piraeus, Greece 18532	Mr. K. Mylonakis Tel: +302104284455 Fax: +302104284459 Piraeus@owbunker.com	Bunkering Company	$174,427.52
MAN DIESEL & TURBO (Brach of SE) Teglholmsgade 41, Copenhagen, Denmark DK2450	Jens Mygind primeserv.cph@dk.manbw.com jens.Mygind@man.eu Tel: + 4533851100 Fax: + 4533851049	Supplier	$143,536.79
ISS MACHINERY SERVICES 3 Agiou Dionysiou Street, Piraeus, Greece 18545	Mr.Takao Miyoshi Miyoshi.takao@iss-shipping.com Tel: +302104134041/42 Fax: +302104111540	Supplier	$130,925.00
COSCO (ZhouShan) SHIPYARD CO, LTD Xilangzui Liuheng Town, PuTuo, Zhejiang Zhoushan, China 316131	Guo Zhiqiang baominqiang@cosco-shipyard.com Tel: +86-580-6189-271 Fax: +86-580-6189-273	Repairer	$122,822.00

INTERNATIONAL PAINTS 599 Vouliagmenis Ave. Athens, Greece 16452	Nikos Mintzias Tel: +302104295140 Fax: +302104295141 Ip.hellas@internationalpaints.com	Supplier	$119,400.85
IMC CO LTD (ex I.H.I MARINE CO LTD) Head Office Msc Center Bldg. 3-22-23, Kaigan, Minato-Ku Tokyo, Japan	Ms. Kumi Niina / Manager, Mr. Manabu Ajisaka niina@imc.ihi.co.jp , ajisaka@imc.ihi.co.jp Tel: 81-3-6722-6911 Fax: 81-3-6722-6900	Supplier	$92,336.27
LEGERO INTERNATIONAL (HOLLAND) B.V. Kotterstraat 2, Vlaardingen Rotterdam, Netherlands 3133KW	Mr.Gerrie Plune, Mr.Robert Plune Gerrie.plune@simbolo.com Robert.plune@simbolo.com Tel: +3110 232 2032 Fax: +3110 232 2033	Travelling And Forwarding	$78,432.12
I.S.T MARINE & OFFSHORE SUPPLIES PTE LTD 22 Tuas Avenue 10 Singapore 639145	Mr. Robert Plune Tel: +6531102322032 Fax: +6531102322033 Robert.plune@simbolo.com	Supplier	$77,116.68
DIAPLOUS MARITIME SERVICES 15 Voulgari str., Piraeus, Greece 18533	Mr Karlis Georgios-Alexios contact@diaplous-ms.com Tel: +30 210 6228273 Fax: +2104101070	Various Account	$75,650.00
FUJI TRADING CO., LTD. 9-3 Shinyamashita 3-Chome, Naka-Ku Yokohama, Japan 2310801	Mr.Y.Fukada, Mr.Yoshi Saito mach-1@fujitrading.co.jp, fukaday@fujitrading.co.jp Tel: +81 1784132618 Fax: +81 178411841	Supplier	$72,072.52

MES TECHNOSERVICE CO LTD 4-3-21 Tama, Tamano Okayama, Japan	Tadatoshi Koshin koshin@mes.co.jp Tel: +81863232581 Fax: +81863232085	Supplier	$66,460.00
RICHSHORE MARINE SUPPLIES LTD 48 Toh Guan Road East 02-119 Enterprise Hib Singapore 608586	Mr. Charles Lim Tel: +6598577073 Fax: +6567952063 charleslim@richshore.com	Supplier	$60,437.30
WILHELMSEN (BARWILL UNITOR) SHIPS SERVICE D.Moutsopoulou 100 & Serifou Piraeus, Greece 18541	Lefteris Athanassiou Tel: +302104239100 Fax: +302104204766 Lefteris.athanassiou@wilhelmsen.com	Supplier	$59,683.95

EXHIBIT E

List of Creditors Holding 5 Largest Secured Claims

The following is a list of those creditors holding the 5 largest secured claims against the Debtors, on a consolidated basis, as of May 31, 2013.  This list has been prepared from the books and records of the Debtors, and in accordance with Bankruptcy Rule 1007(d), for filing in the Debtors' chapter 11 cases.

The information set forth herein shall not constitute an admission of liability by, nor is binding on, the Debtors and the failure to list a claim as contingent, disputed or subject to set off shall not be a waiver of any of the Debtors' rights relating thereto.

Lender	Claim	Description of Collateral
HSH Nordbank AG Gerhart-Hauptmann-Platz 50 20095 Hamburg, Germany	31,541,635.21 (claim and liens undisputed)	35 Vessels
Deustche Bank AG Winchester House, 1 Great Winchester Street London, EC2N 2DB, UK	30,613,940.05 (claim and liens undisputed)	35 Vessels
Landesbank Hessen -Thuringen Girozentrale Main Tower Neue Mainzer Strasse 52-58 D-60311 Frankfurt am Main, Germany	27,830,854.60 (claim and liens undisputed)	35 Vessels
Silver Oak Capital L.L.C. c/o Angelo, Gordon & Co. 245 Park Avenue, 26th Floor New York, NY 10167, USA	18,553,903.07 (claim and liens undisputed)	35 Vessels
DVB Bank SE Park House, 16-18 Finsbury Circus London, EC2M 7EB United Kingdom	21,336,988.53 (claim and liens undisputed)	35 Vessels
Deustche Trust Company Americas c/o DB Services New Jersey, Inc. 100 Plaza One Fl 2 Mail Stop JC Y03-0299 Jersey City, New Jersey 07311	18,553,903.07 (claim and liens undisputed)	35 Vessels

EXHIBIT F

List of Officers' and Directors' Share Holdings

Name	Position	Class A Holdings	Class B Holdings
Gabriel Panayotides 17th KM National Road Athens Lamia & Finikos Street 145 64 Nea Kifisia Athens, Greece	Chairman, President and Director	2,250,000	30,875
Boston Industries S.A.1 C/O Excel Maritime Carriers Ltd. 17th KM National Road Athens Lamia & Finikos Street 145 64 Nea Kifisia Athens, Greece	Entity controlled by Panayotides family	113,134	55,676
Tanew Holdings Inc. C/O Excel Maritime Carriers Ltd. 17th KM National Road Athens Lamia & Finikos Street 145 64 Nea Kifisia Athens, Greece	Entity controlled by Mr. Panayotides	14,477,983
Lhada Holdings Inc. C/O Excel Maritime Carriers Ltd. 17th KM National Road Athens Lamia & Finikos Street 145 64 Nes Kifisia Athens, Greece	Entity controlled by Mr. Panayotides	14,477,983
Norma Investments Co. Ltd. 17th KM National Road Athens Lamia & Finikos Street 145 64 NEA Kifisia Athens Greece		5,419,389	120,000
Ivory Shipping Inc.2 C/O Excel Maritime Carriers Ltd. 17th KM National Road Athens Lamia & Finikos Street 145 64 Nea Kifisia Athens, Greece	Entity controlled by Panayotides family	2,700,000 warrants (each convertible into 1 A Share)	5,604
Total		36,738,489	212,155

1
Boston Industries S.A. is controlled by Mrs. Mary Panayotides, the spouse of Mr. Gabriel Panayotides, Chairman of the Board of Directors. Mrs. Panayotides has no power of voting or disposition of these shares and disclaims beneficial ownership of these shares.

2	Ivory Shipping Inc. also holds 2,700,000 warrants which are each convertible into one Class A common share.

Pavlos Kanellopoulos C/O Excel Maritime Carriers Ltd. 17th KM National Road Athens Lamia & Finikos Street 145 64 Nea Kifisia Athens, Greece	Chief Financial Officer	43,696
Ismini Panayotides C/O Excel Maritime Carriers Ltd. 17th KM National Road Athens Lamia & Finikos Street 145 64 Nea Kifisia Athens, Greece	Secretary of the Board	17,317
Argon S.A.3 Konstantinos Katavis, 81 Akti Miaouli, 185 38 Piraeus, Greece	Entity controlled by Panayotides family	4,932,520
Jake Trading Inc.4 17th KM National Road Athens Lamia & Finkos Street Nea Kifisia 14564 Athens, Greece	Entity controlled by Panayotides family		30,000
Total		4,949,837	30,000
Evangelos Macris Law Office Evangelos S. Macris 143 145 Notara, 185 36 Piraeus	Director	10,000	0
Apostolos Kontoyannis Investments and Finance Ltd 10, Skouze Street 185 36 Piraeus Greece	Director	30,000	0
Trevor J. Williams Consolidated Services Limited 3rd Floor, Par La Ville Place, 14 Par La Ville Road, Hamilton Bermuda P.O Box HM 2257, Bermuda	Director	15,000	0

3
Argon S.A. is holding these shares pursuant to a trust in favor of Starling Trading Co, a corporation whose sole shareholder is Ms. Ismini Panayotides, the daughter of the Chairman, Mr. Panayotides. Ms. Panayotides has no power of voting or disposition of these shares, and disclaims beneficial ownership of these shares except to the extent of her securing interest.

4
Jake Trading Inc. is a corporation whose sole shareholder is Ms. Ismini Panayotides, the daughter of the Chairman, Mr. Panayotides. Ms. Panayotides disclaims beneficial ownership of these shares except to the extent of her securing interest.

EXHIBIT G

List of Premises Owned, Leased or Held Under Other Arrangement From Which the Debtors Operate their Business

Premises Location	Interest in Property	Usage
17th km of National Road Athens-Lamia & Finikos Street 145 64, Nea Kifisia, Greece	Property is leased by Maryville and utilized by Excel and its subsidiaries pursuant to the management agreement between Excel and Maryville.	Executive Offices – Debtors' business is run from this location
777 Westchester Avenue Suite 101 White Plains, New York USA 10604	Leased by Excel Maritime Carriers LLC	Office Space

EXHIBIT H

Location of Debtor's Substantial Assets, Books and Records

The Debtors' books and records are located  in their executive offices in Nea Kifisia, Greece.  The stock certificates of 35 of the Subsidiary Debtors are located at the offices of Holland & Knight LLP at 31 West 52nd Street, New York, New York 10019.

As described in this Declaration, the Debtors' substantial assets are the 38 vessels that comprise its fleet.  The list below provides details as to each vessel's location as of the June 28, 2013, but due to the nature of the Debtors' business the Debtors' fleet is transient and the positions listed below are subject to frequent change.

	Vessel	Location
1	M/V Birthday	Rio Grande, Brazil
2	M/V Coal Pride	Mobile, United States
3	M/V Elinakos	At Sea to Pyongtaek, South Korea
4	M/V Isminaki	At Sea to Kashima, Japan
5	M/V July M	Aratu, Brazil
6	M/V Renuar	At Sea to Paranagua, Brazil
7	M/V Rodon	Shanghai, China
8	M/V Sandra	At Sea to Port Hedland, Australia
9	M/V Happy Day	At Sea to Rizhao, China
10	M/V Princess I	Conakry, Guinea
11	M/V Angela Star	At Sea to Singapore
12	M/V Mairouli	Rio Grande, Brazil
13	M/V Iron Manolis	Lanshan, China
14	M/V Iron Bradyn	Itaguai, Brazil
15	M/V Iron Kalypso	At Sea to Newcastle, Australia

16	M/V Pascha	At Sea to Singapore
17	M/V Powerful	Paranagua, Brazil
18	M/V Emerald	At Sea to Ko Si Chang, Thailand
19	M/V First Endeavour	Paranagua, Brazil
20	M/V Fortezza,	Cigading, Indonesia
21	M/V Iron Brooke	At Sea to Fujairah, UAE
22	M/V Iron Lindrew	Newcastle, Australia
23	M/V Santa Barbara	At Sea to Recalada, Argentina
24	M/V Iron Beauty	Longkou, China
25	M/V Kirmar	At Sea to Rizhao, China
26	M/V Lowlands Beilun	Amsterdam, the Netherlands
27	M/V Christine	Tubarao, Brazil
28	M/V Iron Miner	Caofeidian, China
29	M/V Iron Fuzeyya	Rio Grande, Brazil
30	M/V Coal Gypsy	At Sea to Recalada, Argentina
31	M/V Ore Hansa	At Sea to Lazaro Cardenas/Balboa, Mexico
32	M/V Grain Harvester	At Sea to Tubarao, Brazil
33	M/V Grain Express	At Sea to Fujairah, UAE
34	M/V Iron Bill	At Sea to Bahia Blanca, Argentina
35	M/V Iron Vassilis	Roberts Bank, Canada
36	M/V Iron Anne	At Sea to Recalada, Argentina
37	M/V Iron Knight	Rosario, Argentina
38	M/V Coal Hunter	At Sea to Kaosiung, Taiwan

EXHIBIT I

The Debtors' Senior Management

The following is a list of the Debtors' senior management, their tenure with the Debtors, and a brief summary of their relevant responsibilities and experience.

Name	Age	Position
Gabriel Panayotides	58	Chairman, President and Director
Pavlos Kanellopoulos	43	Chief Financial Officer
Ismini Panayotides	30	Secretary of the Board
Frithjof Platou	75	Director
Evangelos Macris	62	Director
Apostolos Kontoyannis	64	Director
Trevor J. Williams	70	Director

Gabriel Panayotides has been the Chairman of the Board since February 1998. Mr. Panayotides has participated in the ownership and management of ocean going vessels since 1978. He is also a member of the Greek Committee of Bureau Veritas, an international classification society. He holds a Bachelors degree from the Piraeus University of Economics. Mr. Panayotides acted as the Company's Chief Executive Officer from February 2008 to April 2008.

Pavlos Kanellopoulos was appointed Chief Financial Officer in April 2010. Mr. Kanellopoulos has 16 years of experience in banking and finance positions, mostly at a senior level. He started his career in the International Banking Division of the Bank of Tokyo- Mitsubishi in London. Since 2003, Mr. Kanellopoulos held CFO positions with companies in the manufacturing and TMT sectors, most recently as Group CFO at Forthnet SA, the largest alternative telecom and pay-TV operator in Greece. Mr. Kanellopoulos has studied at the Athens University of Economics, the University of Warwick and the London School of Economics and holds a BSc and MSc (Econ).

Ismini Panayotides was Business Development Officer at Excel Maritime Carriers Ltd. from March 2006 to May 2012 and has been Secretary of the Board of Directors since September 2008. She completed her studies in 2005, and has been working intermittently with her undergraduate and graduate studies in the chartering and operations departments of Excel Maritime Carriers Ltd. as well as in the management of Maryville Maritime Inc., a wholly-owned subsidiary of Excel, since 1999. Ms. Panayotides is the daughter of our Chairman and President, and holds an undergraduate (BA) degree from the School of Management, Boston University (2004), and a Master of Science (MSc) in Shipping Trade and Finance from City University, Cass Business School, in London (2005).

Frithjof Platou, a Norwegian citizen, is an independent Director, as determined by the Board, and has served as a Director since July 2005. He has broad experience in shipping and project finance, ship broking, ship agency and trading and has served on the Boards of several companies in the U.K. and Norway. Since 1984, he has managed his own financial consulting and advisory company, Stoud & Co Limited, specializing in corporate and project finance for the shipping, offshore oil & gas and various other industries. He was head of the shipping and offshore departments at Den Norske Creditbank and Nordic Bank, as well as at American Express Bank. Mr. Platou holds a degree in Business Administration from the University of Geneva, speaks and writes fluent Norwegian, English, French and German, has a reasonable knowledge of Spanish and a basic understanding of Japanese.

Evangelos Macris is an independent Director, as determined by the Board, and has served as a Director since July 2005. He is a member of the Bar Association of Athens and is the founding partner of Evangelos S. Macris Law Office, a Piraeus based office specializing in Shipping Law. He holds a degree in Economics and Political Science from the Pantion University in Athens and a Law Degree from the University of Athens, as well as a post graduate degree in Shipping Law from the University of London, University College.

Apostolos Kontoyannis is an independent Director, as determined by the Board, and has served as a Director since July 2005. He is the Chairman of Investments and Finance Ltd., a financial consultancy firm he founded in 1987, that specializes in financial and structuring issues relating to the Greek maritime industry, with offices in Piraeus and London. Previously, he was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987. Mr. Kontoyannis holds a bachelors degree in Finance and Marketing and an M.B.A. in Finance from Boston University.

Trevor J. Williams, a Bermuda citizen, is an independent Director, as determined by the Board, and has served as a Director of the Company from November 1988 to April 2008. In September 2008, Mr. Williams was elected to our Board once again. Mr. Williams is a Chartered Accountant and started his shipping career with the Anglo Norness Shipping Group in 1966 and subsequently worked for Mobil Oil Corp and the Mundogas Group of companies as the Chief Financial Officer from 1972 until 1985. Mundogas was a principal owner of LPG vessels trading worldwide. From 1985 until March 31, 2011, Mr. Williams was engaged as President and Director of Consolidated Services Limited, a Bermuda-based firm providing management services to the shipping industry. Mr. Williams is retained by Consolidated Services Ltd. as an advisor on shipping matters.

EXHIBIT J

Debtors’ 13-Week Cash Flow Budget
($ in 000’s)

Week Number	1	2	3	4	5	6	7	8	9	10	11	12	13	Total
Week Ending	7/7/2013	7/14/2013	7/21/2013	7/28/2013	8/4/2013	8/11/2013	8/18/2013	8/25/2013	9/1/2013	9/8/2013	9/15/2013	9/22/2013	9/29/2013	13-Weeks
Total Receipts	$2,843	$1,698	$744	$1,471	$2,805	$1,689	$995	$2,237	$2,744	$2,117	$1,230	$2,117	$1,308	$24,000
Disbursements
Voyage Expenses	$(46)	$(660)	$(207)	$(728)	$(1,038)	$(409)	$(298)	$(446)	$(317)	$(376)	$(375)	$(376)	$(390)	$(5,666)
Vessel Operating Expenses	(5,939)	-	-	-	(5,939)	-	-	-	(5,747)	-	-	-	-	(17,625)
Drydock and Special Survey Costs	-	(2,805)	-	-	-	-	-	-	-	-	(1,440)	(1,340)	-	(5,585)
General and Administrative Expenses	(517)	-	(52)	(22)	(517)	-	(52)	-	(22)	(517)	(52)	-	(22)	(1,773)
Total Operating Disbursements	$(6,501)	$(3,465)	$(259)	$(750)	$(7,494)	$(409)	$(350)	$(446)	$(6,086)	$(893)	$(1,867)	$(1,716)	$(412)	$(30,649)

Syndicate Credit Facility Interest Expense	$(6,286)	-	-	-	-	-	-	-	-	-	-	-	$(6,191)	$(12,477)
Restructuring Expenses(1)	(130)	(560)	-	-	(130)	(685)	-	(1,164)	-	(255)	(560)	-	(3,356)	(6,840)
Total Disbursements	$(12,917)	$(4,025)	$(259)	$(750)	$(7,624)	$(1,094)	$(350)	$(1,610)	$(6,086)	$(1,148)	$(2,427)	$(1,716)	$(9,959)	$(49,966)

Net Cash Flow	$(10,074)	$(2,327)	$485	$720	$(4,819)	$595	$645	$627	$(3,342)	$969	$(1,197)	$401	$(8,651)	$(25,966)
Cumulative Net Cash Flow	(10,074)	(12,401)	(11,916)	(11,196)	(16,014)	(15,419)	(14,775)	(14,147)	(17,489)	(16,520)	(17,716)	(17,315)	(25,966)	(25,966)

Beginning Cash Balance	30,988	20,914	18,587	19,072	19,793	14,974	15,569	16,214	16,841	13,499	14,469	13,272	13,673	30,988
Net Cash Flow	(10,074)	(2,327)	485	720	(4,819)	595	645	627	(3,342)	969	(1,197)	401	(8,651)	(25,966)
Ending Cash Balance	$20,914	$18,587	$19,072	$19,793	$14,974	$15,569	$16,214	$16,841	$13,499	$14,469	$13,272	$13,673	$5,022	$5,022

(1)
Restructuring expenses reflect the expected timing of fees and expenses payable to the Debtors' advisors and other restructuring professionals upon retention by the Bankruptcy Court. In addition, restructuring expenses represent the timing of fees and expenses payable to the Agent for reimbursement of financial and legal advisors as stipulated in the Debtors' motion authorizing the use of cash collateral.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD. (Registrant)

	By:	/s/ Pavlos Kanellopoulos
Pavlos Kanellopoulos
Chief Financial Officer

Dated: July 2, 2013